September 20, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Stephen Krikorian
Accounting Branch Chief

Re:	EVERTEC, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018, filed February 26, 2019
File No. 001-35872

Dear Mr. Krikorian:

On behalf of EVERTEC, Inc. (“EVERTEC”, “we”, “Management” or the “Company”), we hereby submit the following response to the letter dated September 10, 2019, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s review of the Company’s Form 10-K for the Fiscal year ended December 31, 2018.

To assist the Staff’s review, we have retyped the text of the comment below:
Form 10-K, Filed February 26, 2019

1.
You disclose that material rights are assessed using a corporate defined threshold of 20% or less. You also state that you “may exclude as immaterial promises, the promises with a transaction price equal or lower than 10 percent of the total contract value”. Please clarify whether these two statements are used to deem a performance obligation immaterial. If so, provide a detailed analysis of why using these thresholds is appropriate and how you have concluded that these performance obligations are immaterial to your financial statements.

Management’s Response:

The two statements referred to above summarize the policy Management follows in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers and address two different concepts: (i) the evaluation of contractual promises to determine if they can be considered immaterial, and (ii) the assessment of whether an upfront fee provides the customer with an option to acquire additional goods or services or renewal options that give rise to a material right.

Immaterial Promises

As disclosed under our critical accounting policy for Revenue Recognition, Management follows the five-step model established by ASC 606 when preparing its assessment of revenue recognition. When performing Step 2: Identify the Performance Obligations in the Contract, Management first identifies all the promises in the contract, both implicit and explicit.
As set forth in ASC 606-10-25-16A, the Company is not required to assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer, or immaterial promises. Consistent with this guidance, Management applies both quantitative and qualitative factors to identify immaterial promises. Quantitatively, Management’s policy states that (i) promises with a standalone selling price

(“SSP”) equal to or lower than 5% of the total contract value (“TCV”) are considered immaterial promises, and (ii) requires Management to evaluate promises with a SSP greater than 5% and equal to or lower than 10% considering qualitative factors to determine whether they are a immaterial promises; and (iii) states that promises with a SSP above 10% of TCV are considered material promises. Management established these quantitative thresholds based on an analysis of historical average contract values, the result of which indicated that revenue recognized from immaterial promises under the policy would not be considered material for purposes of the financial statements. Qualitatively, Management analyzes the type of promises included in the contract and to determine whether they would be immaterial from the customer’s perspective. Promises analyzed and considered qualitatively immaterial are typically simple installations, set-ups, and trainings.
Management applied the above described policy for the year ended 2018 and the six months ended June 30, 2019. As a result, the total value of immaterial promises identified for contracts evaluated during 2018 represented $416,130 or .09% of total revenues and .48% of net income available to common stockholders’ for the year ended December 31, 2018. For the six months ended June 30, 2019, immaterial promises for contracts evaluated in that period represented $237,420 or .10% of total revenues and .44% of net income available to common stockholders’. It should be noted that most of these revenues are recognized over the life of the contract, which vary from 1 to 5 years, and the total for immaterial promises noted are for the entire life of the contract. Accordingly, the impact on revenues and net income from these identified immaterial promises would be spread over various years.
Customer Options for Additional Goods or Services (material rights) - UpFront fees
To date, none of the Company’s contracts with upfront fees include or have included customer options for additional goods or services for free or at a discount, or renewal options. Even so, Management adopted a policy in the case the situation arises in the future. As described in ASC 606-10-55-41 through 45, promises within a contract may also include a customer’s option to acquire additional goods or services for free or at a discount or renewal options, which could be considered a material right. Customer options that provide a material right give rise to a performance obligation. In the Company’s case these customer options could potentially arise when the contract includes an upfront fee and customers are provided an option for additional goods or services at a discount, including renewal options, without incurring an additional upfront fee. Management’s policy applies both quantitative and qualitative factors to identify material rights. From a quantitative perspective, the following thresholds are evaluated for upfront fees in relation to the TCV: (i) 5% or less of the TCV is considered immaterial and not a material right; (ii) greater than 5% and equal to or less than 20% of the TCV, the option is analyzed considering qualitative factors; and (iii) equal to or greater than 20% of the TCV, the option is considered a material right and therefore a performance obligation. Management determined these quantitative thresholds based on an analysis of historical average contract values, the result of which indicated that upfront fees that could give rise to a material right below these thresholds would be insignificant to customers relative to the overall contract. From a qualitative standpoint, Management evaluates options from the customer’s perspective in order to determine if the option could influence the customer’s behavior towards the contract.
In light of the Staff’s comment, we propose to clarify Management’s policy by making the following change to our Revenue Recognition Critical Accounting Policy that will be disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the fiscal year ending December 31, 2019 and in subsequent filings:
To identify performance obligations within contracts with customers, the Company first identifies all the promises in the contract (i.e., explicit and implicit), which may include a customer’s option to acquire additional goods or services for free or at a discount. The Company proceeds to exclude the immaterial promises from the assessment of identifying performance obligations. Customer options to acquire additional goods or services may not be considered immaterial promises and must be evaluated separately.
The Company may exclude as immaterial promises, based on quantitative and qualitative factors, promises with a standalone selling price equal to or lower than 10% of the total contract value. Promises with a standalone selling price above 10% of the total contract value are considered material promises. Qualitatively, the Company analyzes the type of promises included in the contract and determines if these would be immaterial from the customer’s perspective.

The Company may provide customer options to acquire additional goods or services for free or at a discount in exchange for an upfront fee that could give rise to a material right. If the upfront fee represents less than 20% of the total contract value, the Company proceeds to quantitatively and qualitatively evaluate if the option given in the contract could be considered a material right. If the upfront fee represents more than 20% of the total contract value the option is considered material.
If you have any further questions or require any additional information, please do not hesitate to contact me at joaquin.castrillo@evertecinc.com or (787) 759-9999 extension 4077, or Diana I. Rivera, Senior Vice President and Corporate Controller, at diana.rivera@evertecinc.com or (787) 759-9999 extension 4856.

Sincerely,

/s/ Joaquin A. Castrillo-Salgado
Name: Joaquin A. Castrillo-Salgado
Title: Chief Financial Officer